

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 30, 2007

<u>By U.S. Mail</u>

Mr. David Hauser
Principal Financial Officer
Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202-1803

      Re: Duke Energy Corporation
              Form 10-K for the year ended December 31, 2006
              Filed March 16, 2007
              File No. 1-4928

Dear Mr. Hauser,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Michael Moran, Esq.
                    Branch Chief